UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-38766

MMTEC, INC.

(Translation of registrant’s name into English)

Room 2302, 23rd Floor

FWD Financial Center

308 Des Voeux Road Central

Sheung Wan, Hong Kong

Tel: + 852 36908356

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On October 23, 2023, MMTec, Inc. (the “Company”) dismissed its independent accountant, MaloneBailey, LLP (“MaloneBailey”), an independent audit firm headquartered in Houston, Texas.

The reports of the independent registered public accounting firm of MaloneBailey regarding the Company’s financial statements for the fiscal years ended December 31, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2022 and 2021, and during the subsequent interim period from the end of the most recently completed fiscal year through October 22, 2023, the date of dismissal, there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K) with MaloneBailey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement(s), if not resolved to the satisfaction of MaloneBailey would have caused it to make reference to such disagreement in its reports for such periods. Furthermore, no “reportable events” occurred during the years ended December 31, 2022 and 2021, or subsequently up to October 22, 2023. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v) of Item 304 of Regulation S-K.

The Company provided MaloneBailey with a copy of this Current Report on Form 6-K prior to its filing with the Securities and Exchange Commission and requested that MaloneBailey furnish the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether it agrees with the above statements and, if it does not agree, stating the respects in which it does not agree. A copy of the letter of MaloneBailey to the SEC, dated October 23, 2023, is attached as Exhibit 16.1 hereto and incorporated by reference herein.

On October 23, 2023, the Audit Committee of the Board of Directors of the Company and the Board of Directors of the Company, resolved to, and did, cause the Company to engage AssentSure PAC (“AssentSure”) as the Company’s independent auditor for the fiscal year ending December 31, 2023. AssentSure is located in Singapore and has not been identified by the PCAOB as a firm that the PCAOB is unable to fully inspect and investigate.

During the two most recent fiscal years ended December 31, 2022 and 2021 and through the date the Company selected AssentSure as its independent registered public accounting firm, neither the Company nor anyone on behalf of the Company consulted AssentSure regarding any accounting or auditing issues involving the Company, including (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K of the Securities Exchange Act of 1934, as amended, and the related instructions to Item 304 of Regulation S-K) or a “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K).

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of MaloneBailey LLP to the Securities and Exchange Commission, dated October 23, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong, Chief Financial Officer

Date: October 23, 2023